UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      Form 20-F ☒      Form 40-F ☐

CONTENTS

As previously disclosed, on October 28, 2024, Lilium GmbH and Lilium eAircraft GmbH, the principal operating wholly-owned German subsidiaries (the “Subsidiaries”) of Lilium N.V. (the “Company” or “Lilium”) (together with the Subsidiaries, the “Companies”), filed for insolvency under German law and applied for self-administration proceedings in Germany. On November 6, 2024, the Company filed a motion for opening of regular insolvency proceedings with the competent insolvency court in Germany. The preliminary insolvency proceedings pertaining to the Companies are on-going. Additional information and background on the Companies’ applications for these proceedings may be found in Lilium N.V.’s Form 6-Ks filed with the U.S Securities and Exchange Commission (the “SEC”) on October 24, 2024, October 28, 2024, October 29, 2024, November 4, 2024, November 6, 2024, November 12, 2024, December 5, 2024, and December 16, 2024.

As previously reported on Form 6-Ks filed on December 5, 2024, and on December 16, 2024, KPMG has been in discussions with potential investors who have indicated interest in the assets and/or business of the Subsidiaries, which interests have been considered by Lilium GmbH’s creditor’s committee as part of the KPMG-led M&A process aimed at delivering Lilium GmbH’s financial restructuring. On December 23, 2024, the Subsidiaries signed an asset purchase agreement (the “Agreement”) with Mobile Uplift Corporation GmbH, a company set up by an experienced consortium of investors from Europe and North America, pursuant to which the purchaser intends to acquire the operating assets of the Subsidiaries. Subject to the satisfaction of certain conditions precedent, the Subsidiaries expect that the Agreement positions the Subsidiaries to obtain sufficient funding to restart their business operations. Proceeds received from the sale will be utilized according to German Insolvency Law. Lilium will not receive proceeds from the sale which will enable it to make any distributions to shareholders.

Under the terms of the Agreement, closing is currently expected in early January 2025 and is subject to the satisfaction of certain customary conditions precedent, including opening of the proceedings and consent of the creditors committee. The aim of Agreement and the transactions contemplated therein is the planned restructuring of the Subsidiaries, which is intended to enable the Subsidiaries to exit their self-administration proceedings. On December 20, 2024, the Subsidiaries terminated the contracts of their remaining employees in accordance with German law. Following the anticipated closing of the transactions, the Subsidiaries will initiate appropriate instruments in relation to employees whose employment contracts were terminated on December 20, 2024.

In addition, Lilium expects the court of Weilheim in Germany to open regular insolvency proceedings pertaining to the Company on December 30, 2024, at which time it is expected that Lilium will commence the process of winding up and all existing employment contracts with the Company will be terminated in accordance with German law.

Incorporation by Reference

The contents on this Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2024 (File No. 333-282442), July 29, 2024 (File No. 333-281082), July 29, 2024, as amended or supplemented (File No. 333-281066), June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information in this Report on Form 6-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding the agreement entered into with Mobile Uplift Corporation GmbH in connection with the sale of the assets of the Subsidiaries, and the Company’s expectations regarding the opening of regular insolvency proceedings, the winding up of the Company and the termination of its existing employment contracts. These forward-looking statements generally are identified by the words “may,” “shall,” “will,” “would,” “expect to,” “could,” “likely” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibit attached hereto include (but are not limited to) risks that the M&A process will not be successful and the financing for the business’ future operations will not be obtained, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the SEC, including in the section titled “Risk Factors” in Exhibit 99.2 to Lilium N.V.’s Report on Form 6-K filed on July 17, 2024 with the SEC which is available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director